
06015658

Emergis

July 24, 2006


SEC MAIL PROCESSING
RECEIVED
AUG 0 1 2006
WASH, D.C.
213
SECTION

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street N.W.
Washington, D.C.
U.S.A. - 20549

BCE

John Sypnowich
Vice President and
General Counsel

Re: Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release entitled "Emergis signs agreement with Do Process Software to extend its mortgage solution to Ontario Lawyers" dated June 26, 2006;
- News Release entitled "Emergis broadens its offerings and reach in the health care community with the acquisition of DINMAR" dated July 10, 2006; and
- Material Change Report dated July 12, 2006.

If you have any questions with respect to the attached, please call the undersigned at (450) 928-6341.

Very truly yours,

PROCESSED
AUG 0 2 2006
THOMSON
FINANCIAL

JS/sll
Enclosures

1000, de Sérigny
6ième étage
Longueuil, Québec
J4K 5B1



>>> News release

Emergis signs agreement with Do Process Software to extend its mortgage solution to Ontario lawyers

Montréal, June 26, 2006 – Emergis Inc. (TSX: EME) today announced an agreement with Do Process Software Ltd. of Toronto to integrate Emergis' electronic solution for completing mortgage transactions with Do Process Software's desktop application, *The Conveyancer*®. The five-year agreement will allow Emergis' mortgage solution to be available to approximately 70% of the firms practising real estate law in Ontario. In 2002, Emergis launched its mortgage solution in Québec and has since seen adoption escalate to the point where more than 80% of real estate notaries in Québec are using it today.

"The agreement with Do Process Software is another important milestone in Emergis' strategy to extend its mortgage solution to lawyers and lenders across Canada, building upon its success in Québec," said Mark O'Connell, Executive Vice-President, Financial Solutions Group at Emergis. "We are in the process of signing major Canadian lenders and partnering with lawyer associations to create a truly national solution. Our agreement with Do Process Software will provide us with a valuable head start on our move into Ontario, and accelerate adoption by the legal community nationally. Our solution is a lawyer-friendly practice tool, which was developed in conjunction with the legal community and major lenders. It increases the efficiency of the real estate bar without disrupting current workflow. It will strengthen and invigorate the real estate bar across Canada, just as it has done in Québec."

Once Emergis' mortgage solution becomes available in Ontario, lawyers and their staff will then be able to receive in real time their mortgage instructions from lenders and complete their work electronically. It will speed up the processing of transactions, reduce paperwork, cut back on costs for lawyers, and reduce the risk of clerical errors. Emergis' solution will also enable lawyers to electronically complete a mortgage transaction from end to end, in a more secure and confidential manner. The Emergis electronic mortgage solution is targeted to be integrated with Do Process Software's desktop application *The Conveyancer*® by the end of 2006.

As part of its aggressive expansion plans into the Ontario market, Emergis has recently recruited Alan G. Silverstein, a real estate lawyer with more than 25 years experience in Canadian real estate and mortgage financing. He is playing an instrumental role in the launch and adoption of Emergis' electronic mortgage solution among the legal community nation-wide and more specifically in Ontario where he is based.

"Do Process Software is very pleased to partner with Emergis and assist with its adoption process in Ontario," said Mitchell Brown, President of Do Process Software. "Emergis' mortgage solution is a well-respected and well-established technology in Québec, where it has been an overwhelming success. I am confident Ontario lawyers will also benefit from the added value Emergis' mortgage solution provides to the legal profession."

Do Process Software provides software and technology solutions to the legal community which are the most widely used in Ontario. Its real estate application, *The Conveyancer*®, which automates the production of documents required to process a real estate transaction, tracks items and generates reports for managing a real estate practice, is used by 70% of the firms practising real estate law in Ontario.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, large corporations, real estate lawyers and notaries, and approximately 40% of all pharmacies. It also processes and enables transactions for the world's leading payment associations. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in our annual report, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes our expectations as at June 26, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and timing of signing government contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to our industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate strategic acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, we do not assume any significant acquisitions, dispositions or one-time items. We do assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. The Company has made certain assumptions regarding the timing

of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced ongoing payments. We have assumed a certain progression which may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, please refer to our annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS AT JUNE 26, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information
Media: Ann-Marie Gagné, 450 928-6361
Investors: John Gutpell, 450 928-6856


Emergis

>>> Communiqué de presse

Emergis signe une entente avec Do Process Software pour étendre son offre de solution hypothécaire aux avocats de l'Ontario

Montréal, le 26 juin 2006 — Emergis inc. (TSX : EME) a annoncé aujourd'hui une entente avec Do Process Software Ltd. de Toronto pour intégrer la solution électronique d'Emergis conçue pour compléter des transactions hypothécaires à l'application de Do Process Software, *The Conveyancer®*. L'entente de cinq ans permettra à la solution hypothécaire d'Emergis d'être accessible à environ 70 % des cabinets pratiquant le droit immobilier en Ontario. Emergis a lancé en 2002 sa solution hypothécaire au Québec qui a connu un tel succès qu'elle est aujourd'hui utilisée par plus de 80 % des notaires du secteur immobilier de la province.

« Cette entente avec Do Process Software marque une autre étape importante de la stratégie d'Emergis d'étendre sa solution hypothécaire aux avocats et aux prêteurs à la grandeur du Canada, tablant sur le succès remporté au Québec, a indiqué Mark O'Connell, vice-président exécutif chez Emergis. Nous nous employons actuellement à signer une entente avec de grands prêteurs canadiens et à faire équipe avec des associations d'avocats au Canada pour créer une solution d'envergure vraiment nationale. Notre entente avec Do Process Software nous donnera une longueur d'avance appréciable alors que nous nous attaquons au marché ontarien en plus d'accélérer aussi le processus d'adoption par la communauté juridique à l'échelle nationale. Notre solution est un outil convivial pour les avocats qui a été développée avec le concours de la communauté juridique et des grands prêteurs. Elle augmente l'efficacité des praticiens de l'immobilier au Canada, sans perturber le déroulement actuel de leur travail. Elle renforcera et revitalisera la pratique du droit immobilier au Canada, tout comme elle l'a fait au Québec. »

Lorsque la solution hypothécaire d'Emergis sera offerte en Ontario, les avocats et leurs collaborateurs seront en mesure de recevoir en temps réel leurs instructions hypothécaires des prêteurs et de compléter leur travail électroniquement. La solution permettra un traitement plus rapide des transactions et diminuera la paperasserie et les coûts pour les avocats, de même que le risque d'erreurs administratives. La solution d'Emergis permettra aussi aux avocats de compléter par voie électronique une transaction hypothécaire du début à la fin, de façon plus sécuritaire et confidentielle. La solution hypothécaire électronique d'Emergis devrait être intégrée à l'application *The Conveyancer®* de Do Process Software d'ici la fin de 2006.

Dans le cadre de ses plans d'expansion dynamiques sur le marché ontarien, Emergis a récemment recruté Me Alan G. Silverstein, avocat avec plus de 25 ans d'expérience dans le secteur immobilier canadien et du financement hypothécaire. Il joue un rôle crucial dans le

lancement et l'adoption de la solution hypothécaire électronique d'Emergis par la communauté juridique à l'échelle du pays et plus particulièrement en Ontario, où il est installé.

« Do Process Software est enchantée de s'associer à Emergis et de collaborer au processus d'adoption en Ontario, a indiqué Mitchell Brown, président de Do Process Software. La solution hypothécaire d'Emergis est une technologie très respectée et bien établie au Québec, où elle a connu un succès retentissant. Je suis persuadé que les avocats de l'Ontario bénéficieront tout autant de la valeur ajoutée que la solution hypothécaire d'Emergis fournit à la profession juridique. »

Do Process Software fournit les logiciels et solutions technologiques les plus utilisés par la communauté juridique de l'Ontario. Son application immobilière, *The Conveyancer®*, automatise la production des documents requis pour traiter une transaction immobilière, assure le suivi des activités et génère les rapports pour gérer une pratique immobilière. Elle est utilisée par 70 % des cabinets pratiquant le droit immobilier en Ontario.

À propos d'Emergis

Emergis est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt. Au Canada, elle fournit des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, à de grandes entreprises, à des avocats ou à des notaires en droit immobilier, ainsi qu'à environ 40 % de l'ensemble des pharmacies. Elle traite et facilite également des transactions pour les principales associations des paiements à l'échelle mondiale. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communications sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives aux objectifs de la Société et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à ses opinions, ses plans, ses attentes, ses prévisions, ses estimations et ses intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent les attentes de la Société au 26 juin 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à faire des acquisitions stratégiques et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à

retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter au Rapport annuel 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 26 JUIN 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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Renseignements :
Médias : Ann-Marie Gagné, 450 928-6361
Investisseurs : John Gutpell, 450 928-6856

Emergis

>>> News release

Emergis broadens its offerings and reach in the health care community with the acquisition of DINMAR

Montréal, July 10, 2006 – Emergis Inc. (TSX: EME) today announced that it has acquired DINMAR, an Ottawa-based provider of electronic health record (EHR) technology solutions and consulting services to the health care community, for $32 million, subject to closing adjustments and contingent consideration. With this acquisition, Emergis expands its health offerings to include a leading EHR solution for hospitals that supports the integration of a patient's data from different clinical information systems, and facilitates collaboration among health professionals treating the patient from different hospitals within a region. All dollar figures in this release are expressed in Canadian dollars, unless otherwise indicated.

"DINMAR's client base complements Emergis' reach into the health community, adding hospitals and associated physicians. With DINMAR, we significantly advance our strategy to form electronic communities within a broad range of health care participants, said François Côté, President and Chief Executive Officer of Emergis. "It has state-of-the-art technology which we will continue to evolve, and a strong management team which will provide Emergis with in-depth clinical expertise, knowledge of hospital and regional systems, and solid strategies for adoption and for the management of clinical workflow."

"We are pleased to be joining Emergis," said Mark Groper, President and Chief Executive Officer of DINMAR. "With DINMAR, Emergis has established an organization able to provide a more comprehensive set of health care solutions at the provincial, regional and multi-hospital levels. Emergis is better positioned to play a prominent role in facilitating improvements in the quality of care and the overall effectiveness of health care systems." Mark Groper will continue to lead the DINMAR team and will now report directly to François Côté.

DINMAR's primary solution, Oacis, is an interoperable EHR solution that addresses all aspects of patient record-keeping to support patient management as well as clinical care. An interoperable EHR solution allows clinicians to view and update an integrated patient-centric health record, which includes demographic, diagnostic imaging, drug, laboratory, infectious disease, immunization and other relevant health information anywhere, any time. It ensures that caregivers have access to complete, accurate, and up-to-date patient records across geographic regions and within multiple provider organizations, which often have different information systems. The Oacis solution supports health care professionals with collaborative tools which permit better informed decisions, driving improvements in the quality of care and patient outcome and enhancing efforts to improve patient safety.

DINMAR's understanding of industry best practices and insight into future trends also allows it to provide consulting services to a wide range of health care providers to help them improve their efficiency and effectiveness.

DINMAR has an impressive roster of clients, including: academic medical centres; teaching and community hospitals; hospital and regional consortia; ambulatory and long-term care facilities; national health care organizations; health care authorities and regulators; Health Maintenance Organizations or HMOs; and managed care organizations. Headquartered in Ottawa, it has regional offices in Toronto, Edmonton, San Francisco and Melbourne, Australia.

The company is targeted to increase Emergis' revenue by about 10% and EBITDA by about $4 million over the next 12 months. Approximately one third of DINMAR's revenues are generated outside of Canada. DINMAR has about 100 employees.

Transaction details

Emergis is paying $32 million for DINMAR: $26 million in cash, subject to closing adjustments; and $6 million in Emergis shares to be issued from treasury, including $3 million in shares to be issued in 9 months pending any claims for indemnification. Further consideration of up to $8 million may be given, contingent upon DINMAR's financial performance exceeding its base targets over the next 12 months. Half of the contingent consideration can be paid in Emergis shares, at Emergis' option.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, large corporations, real estate lawyers and notaries, and approximately 40% of all pharmacies. It also processes and enables transactions for the world's leading payment associations. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in our annual report, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes our expectations as at July 10, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and timing of signing government contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to our industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate strategic acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities,

defects in software or failures in the processing of transactions, security or privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, we do not assume any significant acquisitions, dispositions or one-time items. We do assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced ongoing payments. We have assumed a certain progression which may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, please refer to our annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS AT JULY 10, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information:
Media: Ann-Marie Gagné, 450 928-6361
Investors: John Gutpell, 450 928-6856


Emergis

>>> Communiqué de presse

Emergis élargit son offre et sa portée dans le secteur de la santé avec l'acquisition de DINMAR

Montréal, le 10 juillet 2006 — Emergis inc. (TSX : EME) a annoncé aujourd'hui l'acquisition de DINMAR, une firme d'Ottawa et fournisseur de solutions technologiques de dossier de santé électronique (DSE) et des services professionnels destinés au secteur de la santé, pour la somme de 32 millions $, sous réserve d'ajustements à la clôture et d'une contrepartie conditionnelle. Avec cette acquisition, Emergis élargit son offre en santé pour inclure une solution de DSE à l'intention des hôpitaux qui prend en charge l'intégration des données des patients venant de systèmes d'information clinique hétérogènes et qui facilite la collaboration entre les professionnels de la santé de divers hôpitaux d'une région traitant un même patient. Tous les montants du présent communiqué sont exprimés en dollars canadiens, à moins de mention contraire.

« La clientèle de DINMAR ajoute à la portée d'Emergis dans le secteur de la santé, en y incluant des hôpitaux et les médecins qui y sont rattachés. Avec DINMAR, notre stratégie de former des communautés électroniques au sein du vaste ensemble d'intervenants en santé progresse *considérablement, a déclaré François Côté, président et chef de la direction d'Emergis.* DINMAR nous amène une technologie de pointe que nous continuerons à faire évoluer et une solide équipe de gestion avec une expertise clinique approfondie, une connaissance des systèmes des hôpitaux et des agences régionales, de même que des stratégies bien établies pour favoriser l'adoption et permettre la gestion du déroulement du travail clinique. »

« Nous sommes heureux de nous joindre à Emergis, a indiqué Mark Groper, président et chef de la direction de DINMAR. Avec DINMAR, Emergis a établi une organisation en mesure d'offrir une gamme de solutions plus complète à l'échelle provinciale, régionale et multiinstitutionnelle. *Emergis est mieux placée pour jouer un rôle de premier plan pour* contribuer à l'amélioration de la qualité des soins et de l'efficience générale des systèmes de soins de santé. » Mark Groper continuera de diriger l'équipe de DINMAR et relèvera dorénavant de François Côté.

La principale solution de DINMAR, Oacis, est une solution interopérable de DSE abordant tous les aspects de la tenue de dossiers patient pour soutenir la prise en charge des patients et des soins cliniques. Une solution interopérable de DSE permet aux cliniciens de prendre connaissance du dossier de santé intégré d'un patient et de le mettre à jour, ce qui comprend des données démographiques et d'imagerie diagnostique, de l'information sur les médicaments, les tests de laboratoire, les infections, les maladies et les vaccinations, ainsi que d'autres renseignements pertinents, partout et en tout temps. La solution permet de s'assurer

que les professionnels de la santé ont accès aux dossiers complets, précis et à jour des patients peu importe la région géographique où les soins sont dispensés ou le nombre d'institutions, dont les systèmes d'information sont souvent hétérogènes. La solution Oacis soutient les professionnels de la santé utilisant des outils de collaboration qui leur permettent de prendre des décisions plus éclairées, ce qui améliore la qualité de soins et le résultat pour les patients, tout en augmentant les efforts pour rehausser la sécurité des patients.

La compréhension de DINMAR des pratiques exemplaires de l'industrie et sa connaissance des tendances futures lui permet également de proposer des services de consultation à un vaste éventail de professionnels de la santé pour les aider à améliorer leur efficience et efficacité.

DINMAR a une clientèle impressionnante, notamment des centres médicaux universitaires; des hôpitaux d'enseignement et communautaires; des consortiums d'hôpitaux et d'agences régionales; des établissements de soins ambulatoires et de soins prolongés; des organismes nationaux de soins de santé; des autorités et organismes de réglementation en santé; des organisations de soins de santé intégrés; et des organismes de gestion des soins. DINMAR dont le siège social est à Ottawa, compte des bureaux régionaux à Toronto, à Edmonton, à San Francisco et à Melbourne en Australie.

La compagnie devrait augmenter les revenus d'Emergis d'environ 10 % et son BAIIA d'environ 4 millions $ au cours des 12 prochains mois. Approximativement un tiers des revenus de DINMAR sont générés à l'extérieur du Canada. DINMAR emploie une centaine de personnes.

Détails de la transaction

Emergis paye 32 millions $ pour DINMAR : un montant de 26 millions $ en espèces, sous réserve d'ajustements à la clôture; et de 6 millions $ en actions ordinaires du trésor d'Emergis, ce qui comprend un montant de 3 millions $ en actions à être émises après 9 mois et qui tiendra compte de demandes d'indemnisation éventuelles contre DINMAR. Une contrepartie additionnelle maximale de 8 millions $ pourrait être versée, selon le rendement financier de DINMAR allant au-delà de ses cibles de base au cours des 12 prochains mois. La moitié de cette contrepartie éventuelle pourrait, au choix d'Emergis, être payée en actions d'Emergis.

À propos d'Emergis

Emergis est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt. Au Canada, elle fournit des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, à de grandes entreprises, à des avocats ou à des notaires en droit immobilier, ainsi qu'à environ 40 % de l'ensemble des pharmacies. Elle traite et facilite également des transactions pour les principales associations des paiements à l'échelle mondiale. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communications sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes

et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives aux objectifs de la Société et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à ses opinions, ses plans, ses attentes, ses prévisions, ses estimations et ses intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent les attentes de la Société au 10 juillet 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à faire des acquisitions stratégiques et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter au Rapport annuel 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 10 JUILLET 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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Renseignements :
Médias : Ann-Marie Gagné 450 928-6361
Investisseurs : John Gutpell 450 928-6856


SEC MAIL PROCESSING
RECEIVED
AUG 0 1 2006
WASH., D.C.
213
SECTION


Emergis

Form 51-102F3

Material Change Report

Item 1 Name and Address of Corporation

Emergis Inc.
1000 de Sérigny Street
Longueuil, Québec - J4K 5B1

Item 2 Date of Material Change

July 7, 2006.

Item 3 News Release

A press release was issued by Emergis Inc. (the "**Corporation**") on July 10, 2006. A copy of the press release is annexed hereto and forms an integral part hereof.

Item 4 Summary of Material Change

On July 7, 2006, the Corporation acquired Dinmar Consulting Inc., an Ottawa-based company and a provider of electronic health record technology solutions to the health care community, for $32 million, subject to closing adjustments and contingent consideration.

Item 5 Full Description of Material Change

On July 7, 2006, the Corporation acquired all of the issued and outstanding shares of Dinmar Consulting Inc., an Ottawa-based provider of electronic health record (EHR) technology solutions and consulting services to the health care community, for $32 million, subject to closing adjustments and contingent consideration. With this acquisition, Emergis expands its health offerings to include a leading EHR solution for hospitals that supports the integration of a patient's data from different clinical information systems, and facilitates collaboration among health professionals treating the patient from different hospitals within a region.

Emergis is paying $32 million for Dinmar Consulting Inc.: $26 million in cash, subject to closing adjustments; and $6 million in Emergis shares to be issued from treasury, including $3 million in shares to be issued in 9 months pending any claims for indemnification. Further consideration of up to $8 million may be given, contingent upon Dinmar Consulting Inc.'s financial performance exceeding its base targets over the next 12 months. Half of the contingent consideration can be paid in Emergis shares, at Emergis' option.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For any inquiries with respect tot his material change report, please contact Monique Mercier, Executive Vice-President, Law and Corporate Affairs at tel. (450) 928-6351.

Item 9 Date of Report

July 12, 2006.


Emergis

>>> News release

Emergis broadens its offerings and reach in the health care community with the acquisition of DINMAR

Montréal, July 10, 2006 – Emergis Inc. (TSX: EME) today announced that it has acquired DINMAR, an Ottawa-based provider of electronic health record (EHR) technology solutions and consulting services to the health care community, for $32 million, subject to closing adjustments and contingent consideration. With this acquisition, Emergis expands its health offerings to include a leading EHR solution for hospitals that supports the integration of a patient's data from different clinical information systems, and facilitates collaboration among health professionals treating the patient from different hospitals within a region. All dollar figures in this release are expressed in Canadian dollars, unless otherwise indicated.

"DINMAR's client base complements Emergis' reach into the health community, adding hospitals and associated physicians. With DINMAR, we significantly advance our strategy to form electronic communities within a broad range of health care participants, said François Côté, President and Chief Executive Officer of Emergis. "It has state-of-the-art technology which we will continue to evolve, and a strong management team which will provide Emergis with in-depth clinical expertise, knowledge of hospital and regional systems, and solid strategies for adoption and for the management of clinical workflow."

"We are pleased to be joining Emergis," said Mark Groper, President and Chief Executive Officer of DINMAR. "With DINMAR, Emergis has established an organization able to provide a more comprehensive set of health care solutions at the provincial, regional and multi-hospital levels. Emergis is better positioned to play a prominent role in facilitating improvements in the quality of care and the overall effectiveness of health care systems." Mark Groper will continue to lead the DINMAR team and will now report directly to François Côté.

DINMAR's primary solution, Oacis, is an interoperable EHR solution that addresses all aspects of patient record-keeping to support patient management as well as clinical care. An interoperable EHR solution allows clinicians to view and update an integrated patient-centric health record, which includes demographic, diagnostic imaging, drug, laboratory, infectious disease, immunization and other relevant health information anywhere, any time. It ensures that caregivers have access to complete, accurate, and up-to-date patient records across geographic regions and within multiple provider organizations, which often have different information systems. The Oacis solution supports health care professionals with collaborative tools which permit better informed decisions, driving improvements in the quality of care and patient outcome and enhancing efforts to improve patient safety.

DINMAR's understanding of industry best practices and insight into future trends also allows it to provide consulting services to a wide range of health care providers to help them improve their efficiency and effectiveness.

DINMAR has an impressive roster of clients, including: academic medical centres; teaching and community hospitals; hospital and regional consortia; ambulatory and long-term care facilities; national health care organizations; health care authorities and regulators; Health Maintenance Organizations or HMOs; and managed care organizations. Headquartered in Ottawa, it has regional offices in Toronto, Edmonton, San Francisco and Melbourne, Australia.

The company is targeted to increase Emergis' revenue by about 10% and EBITDA by about $4 million over the next 12 months. Approximately one third of DINMAR's revenues are generated outside of Canada. DINMAR has about 100 employees.

Transaction details

Emergis is paying $32 million for DINMAR: $26 million in cash, subject to closing adjustments; and $6 million in Emergis shares to be issued from treasury, including $3 million in shares to be issued in 9 months pending any claims for indemnification. Further consideration of up to $8 million may be given, contingent upon DINMAR's financial performance exceeding its base targets over the next 12 months. Half of the contingent consideration can be paid in Emergis shares, at Emergis' option.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, large corporations, real estate lawyers and notaries, and approximately 40% of all pharmacies. It also processes and enables transactions for the world's leading payment associations. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in our annual report, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes our expectations as at July 10, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and timing of signing government contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to our industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate strategic acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities,

defects in software or failures in the processing of transactions, security or privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, we do not assume any significant acquisitions, dispositions or one-time items. We do assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced ongoing payments. We have assumed a certain progression which may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, please refer to our annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS AT JULY 10, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information:
Media: Ann-Marie Gagné, 450 928-6361
Investors: John Gutpell, 450 928-6856


Emergis

Annexe 51-102A3

Déclaration de changement important

Rubrique 1 Dénomination et adresse de la société

Emergis Inc.
1000, rue de Sérigny
Longueuil (Québec) J4K 5B1

Rubrique 2 Date du changement important

Le 7 juillet 2006.

Rubrique 3 Communiqué

Un communiqué a été diffusé par Emergis inc. (« **Société** ») le 10 juillet 2006. Un exemplaire du communiqué est joint aux présentes en tant qu'annexe et en fait partie intégrante.

Rubrique 4 Résumé du changement important

Le 7 juillet 2006, la Société a acquis de Dinmar Consulting Inc., une firme d'Ottawa et fournisseur de solutions technologiques de dossier de santé électronique et de services professionnels destinés au secteur de la santé, pour la somme de 32 millions $, sous réserve d'ajustements à la clôture et d'une contrepartie conditionnelle.

Rubrique 5 Description circonstanciée du changement important

Le 7 juillet 2006, la Société a acquis de toutes les actions émises et en circulation de Dinmar Consulting Inc., une firme d'Ottawa et fournisseur de solutions technologiques de dossier de santé électronique (DSE) et des services professionnels destinés au secteur de la santé, pour la somme de 32 millions $, sous réserve d'ajustements à la clôture et d'une contrepartie conditionnelle. Avec cette acquisition, Emergis élargit son offre en santé pour inclure une solution de DSE à l'intention des hôpitaux qui prend en charge l'intégration des données des patients venant de systèmes d'information clinique hétérogènes et qui facilite la collaboration entre les professionnels de la santé de divers hôpitaux d'une région traitant un même patient.

Emergis paye 32 millions $ pour Dinmar Consulting Inc. : un montant de 26 millions $ en espèces, sous réserve d'ajustements à la clôture; et de 6 millions $ en actions ordinaires du trésor d'Emergis, ce qui comprend un montant de 3 millions $ en actions à être émises après 9 mois et qui tiendra compte de demandes d'indemnisation éventuelles contre Dinmar Consulting Inc. Une contrepartie additionnelle maximale de 8 millions $ pourrait être versée, selon le rendement financier de Dinmar Consulting Inc. allant au-delà de ses cibles de base au cours des 12 prochains mois. La moitié de cette contrepartie éventuelle pourrait, au choix d'Emergis, être payée en actions d'Emergis.

Rubrique 6 Application des paragraphes 7.1(2) ou (3) du Règlement 51-102

Sans objet.

Rubrique 7 Information omise

Sans objet.

Rubrique 8 Membre de la haute direction

Pour toute question concernant la présente déclaration de changement important, veuillez communiquer avec Monique Mercier, vice-présidente exécutive, Affaires juridiques et générales au numéro de téléphone 450 928-6351.

Rubrique 9 Date de la déclaration

Le 12 juillet 2006.


Emergis

›››Communiqué de presse

Emergis élargit son offre et sa portée dans le secteur de la santé avec l'acquisition de DINMAR

Montréal, le 10 juillet 2006 — Emergis inc. (TSX : EME) a annoncé aujourd'hui l'acquisition de DINMAR, une firme d'Ottawa et fournisseur de solutions technologiques de dossier de santé électronique (DSE) et des services professionnels destinés au secteur de la santé, pour la somme de 32 millions $, sous réserve d'ajustements à la clôture et d'une contrepartie conditionnelle. Avec cette acquisition, Emergis élargit son offre en santé pour inclure une solution de DSE à l'intention des hôpitaux qui prend en charge l'intégration des données des patients venant de systèmes d'information clinique hétérogènes et qui facilite la collaboration entre les professionnels de la santé de divers hôpitaux d'une région traitant un même patient. Tous les montants du présent communiqué sont exprimés en dollars canadiens, à moins de mention contraire.

« La clientèle de DINMAR ajoute à la portée d'Emergis dans le secteur de la santé, en y incluant des hôpitaux et les médecins qui y sont rattachés. Avec DINMAR, notre stratégie de former des communautés électroniques au sein du vaste ensemble d'intervenants en santé progresse considérablement, a déclaré François Côté, président et chef de la direction d'Emergis. DINMAR nous amène une technologie de pointe que nous continuerons à faire évoluer et une solide équipe de gestion avec une expertise clinique approfondie, une connaissance des systèmes des hôpitaux et des agences régionales, de même que des stratégies bien établies pour favoriser l'adoption et permettre la gestion du déroulement du travail clinique. »

« Nous sommes heureux de nous joindre à Emergis, a indiqué Mark Groper, président et chef de la direction de DINMAR. Avec DINMAR, Emergis a établi une organisation en mesure d'offrir une gamme de solutions plus complète à l'échelle provinciale, régionale et multiinstitutionnelle. Emergis est mieux placée pour jouer un rôle de premier plan pour contribuer à l'amélioration de la qualité des soins et de l'efficience générale des systèmes de soins de santé. » Mark Groper continuera de diriger l'équipe de DINMAR et relèvera dorénavant de François Côté.

La principale solution de DINMAR, Oacis, est une solution interopérable de DSE abordant tous les aspects de la tenue de dossiers patient pour soutenir la prise en charge des patients et des soins cliniques. Une solution interopérable de DSE permet aux cliniciens de prendre connaissance du dossier de santé intégré d'un patient et de le mettre à jour, ce qui comprend des données démographiques et d'imagerie diagnostique, de l'information sur les médicaments, les tests de laboratoire, les infections, les maladies et les vaccinations, ainsi que d'autres renseignements



pertinents, partout et en tout temps. La solution permet de s'assurer que les professionnels de la santé ont accès aux dossiers complets, précis et à jour des patients peu importe la région géographique où les soins sont dispensés ou le nombre d'institutions, dont les systèmes d'information sont souvent hétérogènes. La solution Oacis soutient les professionnels de la santé utilisant des outils de collaboration qui leur permettent de prendre des décisions plus éclairées, ce qui améliore la qualité de soins et le résultat pour les patients, tout en augmentant les efforts pour rehausser la sécurité des patients.

La compréhension de DINMAR des pratiques exemplaires de l'industrie et sa connaissance des tendances futures lui permet également de proposer des services de consultation à un vaste éventail de professionnels de la santé pour les aider à améliorer leur efficience et efficacité.

DINMAR a une clientèle impressionnante, notamment des centres médicaux universitaires; des hôpitaux d'enseignement et communautaires; des consortiums d'hôpitaux et d'agences régionales; des établissements de soins ambulatoires et de soins prolongés; des organismes nationaux de soins de santé; des autorités et organismes de réglementation en santé; des organisations de soins de santé intégrés; et des organismes de gestion des soins. DINMAR dont le siège social est à Ottawa, compte des bureaux régionaux à Toronto, à Edmonton, à San Francisco et à Melbourne en Australie.

La compagnie devrait augmenter les revenus d'Emergis d'environ 10 % et son BAIIA d'environ 4 millions $ au cours des 12 prochains mois. Approximativement un tiers des revenus de DINMAR sont générés à l'extérieur du Canada. DINMAR emploie une centaine de personnes.

Détails de la transaction

Emergis paye 32 millions $ pour DINMAR : un montant de 26 millions $ en espèces, sous réserve d'ajustements à la clôture; et de 6 millions $ en actions ordinaires du trésor d'Emergis, ce qui comprend un montant de 3 millions $ en actions à être émises après 9 mois et qui tiendra compte de demandes d'indemnisation éventuelles contre DINMAR. Une contrepartie additionnelle maximale de 8 millions $ pourrait être versée, selon le rendement financier de DINMAR allant au-delà de ses cibles de base au cours des 12 prochains mois. La moitié de cette contrepartie éventuelle pourrait, au choix d'Emergis, être payée en actions d'Emergis.

À propos d'Emergis

Emergis est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt. Au Canada, elle fournit des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, à de grandes entreprises, à des avocats ou à des notaires en droit immobilier, ainsi qu'à environ 40 % de l'ensemble des pharmacies. Elle traite et facilite également des transactions pour les principales associations des paiements à l'échelle mondiale. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communications sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives aux objectifs de la Société et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à ses opinions, ses plans, ses attentes, ses prévisions, ses estimations et ses intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent les attentes de la Société au 10 juillet 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à faire des acquisitions stratégiques et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter au Rapport annuel 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 10 JUILLET 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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Renseignements :
Médias : Ann-Marie Gagné 450 928-6361
Investisseurs : John Gutpell 450 928-6856